UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 10)*

                          XO COMMUNICATIONS, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
              CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 65333H707
------------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON    FORSTMANN LITTLE & CO. SUBORDINATED
       ONE NEW YORK PLAZA                       DEBT & EQUITY MANAGEMENT BUYOUT
       NEW YORK, NY  10004                      PARTNERSHIP-VII, L.P.
       ATTN:  STEPHEN FRAIDIN, ESQ.         FORSTMANN LITTLE & CO. EQUITY
       (212) 859-8000                           PARTNERSHIP-VI, L.P.
                                            FL FUND, L.P.
                                            THEODORE J. FORSTMANN
                                            C/O FORSTMANN LITTLE & CO.
                                                767 FIFTH AVENUE
                                                NEW YORK, NY  10153
                                                ATTN:  WINSTON W. HUTCHINS
                                                (212) 355-5656

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                              JANUARY 16, 2003
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
--------------------
CUSIP NO. 65333H707
--------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY
              MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                 (b)  |X|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              OO

-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

-------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

     NUMBER OF
                                  0
      SHARES
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                                  0
     OWNED BY
                     ------- --------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING
                                  0
      PERSON
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
       WITH
                                  0
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

              PN
-------- ----------------------------------------------------------------------

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 65333H707
--------------------

-------- ----------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.
-------- ----------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                                 (b)  |X|

-------- ----------------------------------------------------------------------
   3         SEC USE ONLY

-------- ----------------------------------------------------------------------
   4         SOURCE OF FUNDS*

                  OO
-------- ----------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

         NUMBER OF
                                      0
          SHARES
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY
                     ------- --------------------------------------------------
           EACH        9     SOLE DISPOSITIVE POWER

         REPORTING
                                      0
          PERSON
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
           WITH
                                      0
 -------- ---------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
-------- ----------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

-------- ----------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
-------- ----------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*

                  PN
-------- ----------------------------------------------------------------------

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 65333H707
--------------------

-------- ----------------------------------------------------------------------

   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FL FUND, L.P.
-------- ----------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                                 (b)  |X|

-------- ----------------------------------------------------------------------
   3         SEC USE ONLY

-------- ----------------------------------------------------------------------
   4         SOURCE OF FUNDS*

                  OO
-------- ----------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

         NUMBER OF
                                      0
          SHARES
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY
                     ------- --------------------------------------------------
           EACH        9     SOLE DISPOSITIVE POWER

         REPORTING
                                      0
          PERSON
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
           WITH
                                      0
-------- ----------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
-------- ----------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

-------- ----------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
-------- ----------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*
                  PN
-------- ----------------------------------------------------------------------

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 65333H707
--------------------

-------- ----------------------------------------------------------------------

   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THEODORE J. FORSTMANN
-------- ----------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                                 (b)  |X|

-------- ----------------------------------------------------------------------
   3         SEC USE ONLY

-------- ----------------------------------------------------------------------
   4         SOURCE OF FUNDS*

                  PF
-------- ----------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
-------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

         NUMBER OF
                                      0
          SHARES
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY
                     ------- --------------------------------------------------
           EACH        9     SOLE DISPOSITIVE POWER

         REPORTING
                                      0
          PERSON
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
           WITH
                                      0
-------- ----------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
-------- ----------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
-------- ----------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*

                  IN
-------- ----------------------------------------------------------------------

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 10, filed on behalf of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), FL Fund, L.P., a Delaware limited partnership ("FL Fund", and together with MBO-VII and Equity-VI, the "FL Partnerships"), and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with MBO-VII, Equity-VI and FL Fund, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on January 25, 2000, as amended by Amendment No. 1 filed on May 25, 2000, Amendment No. 2 filed on June 16, 2000, Amendment No. 3 filed on July 10, 2000, Amendment No. 4 filed on May 1, 2001, Amendment No. 5 filed on June 6, 2001, Amendment No. 6 filed on December 3, 2001, Amendment No. 7 filed on January 22, 2002, Amendment No. 8 filed on June 7, 2002 and Amendment No. 9 filed on October 22, 2002 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.02 per share (the "Old Class A Common Stock") and Class A Common Stock, par value $0.01 per share (the "New Class A Common Stock") of XO Communications, Inc., a Delaware corporation ("XO" or the "Company"). FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Mr. Forstmann is a general partner of FLC XXXII and FLC XXXIII and a general partner of the general partners of FLC XXXI. FLCXXXI is the general partner of FL Fund. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 1.   Security and Issuer
          -------------------

Item 1 is hereby amended to add the following:

     The Schedule 13D, as amended through October 22, 2002, related to the Company's Class A Common Stock, par value $0.02 per share (the "Old Class A Common Stock"). As described more completely in the Plan (as defined below), the Old Class A Common Stock was cancelled and/or discharged on the Effective Date (as defined below). Pursuant to the Plan, the Company issued Class A Common Stock, par value $0.01 per share (the "New Class A Common Stock"). The Schedule 13D, as amended through the date hereof, relates to the Old Class A Common Stock and the New Class A Common Stock.

     The issuer of the New Class A Common Stock is the Company. The principal executive offices of the Company have not changed.

ITEM 4.   Purpose of Transaction
          ----------------------

Item 4 is hereby amended to add the following:

          XO filed a voluntary petition for bankruptcy under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In connection with the proceedings under chapter 11 of the Bankruptcy Code, XO filed with the Bankruptcy Court the Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002 (the "Plan"). XO took steps to implement the "Stand-Alone Plan" contemplated by and contained in the Plan, which the Bankruptcy Court confirmed after a hearing on November 15, 2002. As reported on a Current Report on Form 8-K filed by XO on January 30, 2003, XO emerged from proceedings under chapter 11 of the Bankruptcy Code on January 16, 2003 (the "Effective Date").

          As reported on this Schedule 13D, prior to the Effective Date,
(i) MBO-VII held 584,375 shares of the Company's Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and 268,750 shares of the Company's Series G Cumulative Convertible Participating Preferred Stock (the "Series G Preferred"), (ii) Equity-VI held 265,075 shares of the Company's Series D Convertible Participating Preferred Stock (the "Series D Preferred"), 131,052 shares of the Company's Series H Convertible Participating Preferred Stock (the "Series H Preferred") and 50,000,000 shares of Old Class A Common Stock, (iii) FL Fund held 550 shares of the Series D Preferred and 198 shares of the Series H Preferred, and (iv) Mr. Forstmann held 800,000 shares of Old Class A Common Stock. The Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred were convertible into shares of Old Class A Common Stock.

          The treatment of the holders of XO's equity securities existing prior to the Effective Date in the proceedings before the Bankruptcy Court was governed by the terms of the Plan. The Plan provides that holders of the common stock and preferred stock existing prior to the Effective Date shall not receive or retain any distribution under the Plan and such common stock and preferred stock will be cancelled and/or discharged. The Plan provides that holders of the common stock and preferred stock existing prior to the Effective Date shall be entitled to receive as a redistribution gift from the lenders under the Company's bank credit facility a pro-rata share of nontransferable rights to be offered by the Company (the "Nontransferrable Rights").

          Therefore, upon the Effective Date, the Reporting Persons' interests in the Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Old Class A Common Stock were cancelled and/or discharged. In addition, the Reporting Persons declined and waived any opportunity they might have been entitled to, or offered, to exercise or receive any Nontransferable Rights under the Plan as a result of such equity interests. Accordingly, as of the Effective Date, the Reporting Persons no longer hold any interest in any equity securities of XO.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended as follows:

     The following information is as of February 5, 2003:

     (i) MBO-VII:

     (a) Amount Beneficially Owned:

     MBO-VII no longer owns any shares of Series C Preferred, Series G Preferred or any other equity security of XO.

     FLC XXXIII, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXIII.

     (b)  The number of shares as to which MBO-VII has:

          (i)    sole power to vote or to direct the vote - None.

          (ii)   shared power to vote or to direct the vote - None.

          (iii)  sole power to dispose or to direct the disposition of - None.

          (iv)   shared power to dispose or to direct the disposition of - None.

     (ii) Equity-VI:

     (a)  Amount Beneficially Owned:

     Equity-VI no longer owns any shares of Series D Preferred, Series H Preferred, Old Class A Common Stock or any other equity security of XO.

     FLC XXXII Partnership, L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXII.

     (b)  The number of shares as to which Equity-VI has:

          (i)    sole power to vote or to direct the vote - None.

          (ii)   shared power to vote or to direct the vote - None.

          (iii)  sole power to dispose or to direct the disposition of - None.

          (iv)   shared power to dispose or to direct the disposition of - None.

     (iii) FL Fund:

     (a)  Amount Beneficially Owned:

     FL Fund no longer owns any shares of Series D Preferred, Series H Preferred or any other equity security of XO.

     FLC XXXI, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie
C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to
Item 2(b) of this statement) are the general partners of each of FLC XXIX and FLC XXXIII.

     (b)  The number of shares as to which FL Fund has:

          (i)    sole power to vote or to direct the vote - None.

          (ii)   shared power to vote or to direct the vote - None.

          (iii)  sole power to dispose or to direct the disposition of - None.

          (iv)   shared power to dispose or to direct the disposition of - None.

     (iv) Theodore J. Forstmann:

     (a)  Amount Beneficially Owned:

     Mr. Forstmann no longer owns any shares of Old Class A Common Stock or any other equity security of XO.

     (b)  Number of shares as to which Mr. Forstmann has:

          (i)    sole power to vote or to direct the vote - None.

          (ii)   shared power to vote or to direct the vote - None.

          (iii)  sole power to dispose or to direct the disposition of - None.

          (iv)   shared power to dispose or to direct the disposition of - None.

     (v) None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in Schedule I, beneficially owns any shares of New Class A Common Stock or Old Class A Common Stock or has effected any transactions in shares of New Class A Common Stock or Old Class A Common Stock during the preceding 60 days.

     (vi) The right to receive dividends on, and proceeds from the sale of, any share of New Class A Common Stock or Old Class A Common Stock beneficially owned by the FL Partnerships would be governed by the limited partnership agreements of each such entity, and such dividends or proceeds would be distributed with respect to numerous general and limited partnership interests.

     (vii) The Reporting Persons ceased to be beneficial owners of more than five percent of the Old Class A Common Stock on the Effective Date. The Reporting Persons have never been beneficial owners of more than five percent of the New Class A Common Stock.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated December 7, 1999, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

2. Registration Rights Agreement, dated as of January 20, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5. Assignment and Assumption Agreement, dated January 19, 2000, between Equity-VI and FL Fund.*

6.   Joint Filing Agreement.*

7. Stock Purchase Agreement, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

8. Amended and Restated Registration Rights Agreement, dated as of July 6, 2000, between XO (f/k/a NEXTLINK) and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11. Agreement and Waiver, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII, Equity-VI and FL Fund.*

12. Amendment and Stock Purchase Agreement, dated as of April 25, 2001, by and between XO and the FL Partnerships.*

13. Form of Second Amended and Restated Registration Rights Agreement, dated as of _____, 2001, to be entered into by and between XO and the FL Partnerships.*

14. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

15. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

16. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

17. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series H Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

18.  Joint Filing Agreement.*

19. Term Sheet, dated November 28, 2001, among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and XO
     Communications, Inc.*

20. Letter Agreement, dated November 21, 2001, between Telefonos de Mexico, S.A. de C.V. and Forstmann Little & Co.*

21. Letter, dated November 28, 2001, from Telefonos de Mexico, S.A. de C.V. to Forstmann Little & Co.*

22. Stock Purchase Agreement, dated as of January 15, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and Telefonos de Mexico, S.A. de C.V.*

23. Form of Stockholders Agreement, dated as of _____, 2002, by and among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., Telefonos de Mexico, S.A. de C.V. and XO Communications, Inc.*

24. Form of Registration Rights Agreement, dated as of _____, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity
     Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and Telefonos de Mexico, S.A. de C.V.*

25. Form of Amended and Restated Certificate of Incorporation of XO Communications, Inc.*

26.  Form of Restated Bylaws of XO Communications, Inc.*

27. Letter, dated June 6, 2002, from Fried, Frank Harris, Shriver & Jacobson and Latham & Watkins to Willkie, Farr & Gallagher.*

28. Mutual Release and Settlement Agreement, dated October 13, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity
     Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., FLC XXXI Partnership, L.P. and Telefonos de Mexico, S.A. de C.V.*

29. Form of Order Approving Forstmann Little/Telmex Settlement Pursuant to Bankruptcy Rule 9019.*

-------------
*    Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2003

                                FORSTMANN LITTLE & CO. SUBORDINATED
                                DEBT AND EQUITY MANAGEMENT BUYOUT
                                PARTNERSHIP-VII, L.P.

                                By:  FLC XXXIII Partnership, L.P.
                                     its general partner

                                By:  /s/ Winston W. Hutchins
                                   -----------------------------------
                                   Winston W. Hutchins,
                                   a general partner


                                FORSTMANN LITTLE & CO. EQUITY
                                PARTNERSHIP-VI, L.P.

                                By:  FLC XXXII Partnership, L.P.
                                     its general partner

                                By:  /s/ Winston W. Hutchins
                                   -----------------------------------
                                   Winston W. Hutchins,
                                   a general partner


                                FL FUND, L.P.

                                By:  FLC XXXI Partnership, L.P.
                                     its general partner

                                   By:  FLC XXXIII Partnership, L.P.
                                        a general partner

                                By:  /s/ Winston W. Hutchins
                                   -----------------------------------
                                   Winston W. Hutchins,
                                   a general partner

                                /s/ Theodore J. Forstmann
                                -------------------------------
                                Theodore J. Forstmann

                                                                 Schedule I
                                                                 ----------

                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------

     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                              Theodore J. Forstmann
                              Sandra J. Horbach
                              Winston W. Hutchins
                              Thomas H. Lister
                              Jamie C. Nicholls
                              Gordon A. Holmes



                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                              Theodore J. Forstmann
                              Sandra J. Horbach
                              Thomas H. Lister
                              Winston W. Hutchins
                              Jamie C. Nicholls
                              Gordon A. Holmes

                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

     FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                              Theodore J. Forstmann
                              Sandra J. Horbach
                              Thomas H. Lister
                              Winston W. Hutchins
                              Jamie C. Nicholls
                              Gordon A. Holmes